Exhibit 99.1

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES

PROVED RESERVES WITH NET PRESENT VALUE OF US$483 MILLION

Thousand Oaks CALIFORNIA, March 21, 2024 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI), is providing the results of its December 31, 2023, independent reserves evaluation.

Wolf Regener, President and CEO, commented: “We are very pleased with the growth of our Proved Developed Producing (“PDP”) reserves, which grew by 33% as a result of the wells that we drilled and completed last year. Our percentage of PDP versus Total Proved reserves increased to 24% from 18% last year as we continued to convert our proved undeveloped reserves into cash generating PDP wells. We are also pleased that the Net Present Value (“NPV”) of the PDP reserves increased by 11% even as the forecast pricing used in the reserve report decreased compared to the prior year.

“Our Proved Reserves value of US$482.6 million (NPV discounted at 10%), decreased by 6% from the 2022 independent reserves evaluation. This is attributed to the lower forecast pricing as well as the 1 million barrels of oil equivalent (“BOE”) the Company produced in 2023.

“We look forward to continuing our success with the next two wells, where drilling is scheduled to start in the first week of April. In these next two wells, the Company will have a 62.9% working interest, with a large integrated oil company participating with their ownership interest. We expect our 2024 drilling program, which currently includes drilling and completing six to seven wells, to continue to significantly increase the Company’s cash flow and add incremental value to our shareholders.”

Net Present Value of Reserves discounted at 10%

●	Total Proved Reserves before tax of U.S. $482.6 million
- a decrease of 6% from the December 31, 2022, estimate
●	Proved plus Probable Reserves before tax of U.S. $719.2 million
- a decrease of 1% from the December 31, 2022, estimate
●	Proved plus Probable plus Possible Reserves before tax of U.S. $981 million
- an increase of 4% from the December 31, 2022, estimate

The evaluation of the Company’s reserves in the Caney formation of the Tishomingo Field in the SCOOP area of Oklahoma was conducted by Netherland, Sewell & Associates, Inc. (“NSAI”) in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

2023 Gross Reserves Summary

●	Total Proved Reserves 32.4 million Barrels of oil equivalent (BOE)
- a decrease of 3% from the December 31, 2022, estimate
●	Proved plus Probable Reserves 54.1 million BOEs
- no change from the December 31, 2022, estimate
●	Proved plus Probable plus Possible Reserves 79.4 million BOEs
- an increase of 3% from the December 31, 2022, estimate

The above total Proved reserves are attributed to the 31 Caney wells, four Woodford wells (4.9% working interest for the Company), and the drilling of 47.76 net additional wells over the next four years. The Probable reserves are attributed to the drilling of 28.26 net additional wells. The wells in NSAI’s 2023 report are planned at 107-acre spacing (6 wells per section) on approximately 14,111 net acres.

	Summary of Oil & Gas Reserves
	Tight Oil		Shale Gas		Natural Gas Liquids		MBOE’s
Reserve Category	KEI Gross (Mbbl)	Net (Mbbl)	KEI Gross (MMcf)	Net (MMcf)	KEI (Mbbl)	Net (Mbbl)	KEI (Mbbl)	Net (Mbbl)
Proved
Developed Producing	5,607	4,376	5,671	4,418	1,311	1,021	7,862	6,133
Undeveloped	17,842	14,091	16,752	13,150	3,859	3,029	24,493	19,311
Total Proved	23,449	18,466	22,422	17,568	5,170	4,051	32,355	25,444
Probable	15,757	12,518	15,133	12,008	3,487	2,767	21,765	17,286
Total Proved Plus Probable	39,205	30,984	37,555	29,576	8,656	6,817	54,120	42,731
Possible	19,821	15,890	13,813	11,041	3,182	2,544	25,305	20,274
Total Proved Plus Probable Plus Possible	59,026	46,875	51,368	40,617	11,838	9,361	79,425	63,005

Net Present Value of Future Net Revenue
As of December 31, 2023
Forecast Prices & Costs
	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	292.1	209.3	164.6	137.1	118.7	292.1	209.3	164.6	137.1	118.7
Undeveloped	756.5	466.6	318.0	230.9	174.7	513.4	338.5	234.9	170.7	128.6
Total Proved	1,048.5	675.9	482.6	368.0	293.4	805.5	547.8	399.5	307.8	247.3
Probable	805.7	404.6	236.7	151.6	102.7	592.7	320.2	189.2	120.3	81.1
Total Proved Plus Probable	1,854.3	1,080.5	719.2	519.6	396.1	1,398.2	868.0	588.7	428.1	328.4
Possible	1,199.9	503.5	261.8	153.5	96.5	882.8	405.7	207.5	116.4	70.2
Total Proved Plus Probable plus Possible	3,054.2	1,584.0	981.0	673.1	492.6	2,281.0	1,273.7	796.2	544.5	398.6

Note: All dollar values are expressed in U.S. dollars and may not add due to rounding.

The Company’s reserves are derived from non-conventional oil and gas activities. The Company’s reserves are contained in a shale oil reservoir from which gas and natural gas liquids are produced as by-products. “Tight oil” means crude oil (a) contained in dense organic-rich rocks, including low-permeability shales, siltstones, and carbonates, in which the crude oil is primarily contained in microscopic pore spaces that are poorly connected to one another, and (b) that typically requires the use of hydraulic fracturing to achieve economic production rates. “Shale gas” means natural gas (a) contained in dense organic-rich rocks, including low-permeability shales, siltstones, and carbonates, in which the natural gas is primarily adsorbed on the kerogen or clay minerals, and (b) that usually requires the use of hydraulic fracturing to achieve economic production rates.

These after-income tax net present values reflect the tax burden on the Company’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning, and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Company should be consulted for information at the level of the business entity.

Readers are referred to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2023, which can be accessed electronically from the SEDAR website at www.sedarplus.ca, for additional information.

“BOEs” refers to barrels of oil equivalent. BOEs/boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of provided plus probable plus possible reserves. The present value of estimated future net revenues referred to herein does not represent fair market value and should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the Company’s properties. Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener                 +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws, including statements regarding estimates of reserves and future net revenue and cash flow, expectations regarding additional reserves and statements regarding Caney wells development, including plans, anticipated results, and timing and the Company’s working interest. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Estimated reserves and future net revenue have been independently evaluated by NSAI with an effective date of December 31, 2023. This evaluation is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, will vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Estimates of after-tax net present value are dependent on a number of factors including utilization of tax-loss carry forwards. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations. Forward-looking information regarding Caney wells development and expectations regarding additional reserves are based on plans and estimates of management and interpretations of exploration information by the Company’s exploration team at the date the information is provided and is subject to several factors and assumptions of management, including that required regulatory approvals and capital will be available when required, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes or shortages are encountered, that the development plans of the Company and its co-venturers will not change, and is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information, including that anticipated results and estimated costs will not be consistent with managements’ expectations, the risk of commodity price and foreign exchange rate fluctuations, the Company or its subsidiaries not being able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that capital is not available when required, that unexpected geological results are encountered and that equipment failures, permitting delays or labor or contract disputes or shortages are encountered.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and the other forward looking statements in this release are contained in the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2023, the Company’s Management Discussion and Analysis and the Company’s Annual Information Form under “Risk Factors”, which are available under the Company’s profile at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking statements, other than as required by applicable law.